SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)

                                         Medlink International, Inc.
 (Name of Issuer)

Common Stock, par value $.001 per share
________________________________________
 (Title of Class of Securities)

(CUSIP Number)

Galileo Partners, LLC
10550 Fontenelle Way
Los Angeles, CA  90077
(310) 474-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSON

Galileo Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7	SOLE VOTING POWER

6,300,000 (A)

8	SHARED VOTING POWER

0
9	SOLE DISPOSITIVE POWER

6,300,000 (A)

10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,300,000 (A)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

20%(A)

14	TYPE OF REPORTING PERSON*

OO (Limited Liability Company)

(A) See Item 5.

Item 1.	Security And Issuer.

This Amendment No. 4, dated September 24, 2010, to Schedule 13D as filed with the Securities Exchange Commission on May 20, 2010 relates to the Class A Common Stock (the “Common Stock” or the “Shares”), Series A Preferred Stock, each share of which is convertible into 1,000 Shares at a conversion price of $0.45 per share, (the “Series A Preferred”)and warrants to purchase Common Stock of Medlink International, Inc., a Minnesota corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11 Oval Drive, Suite 200b Islandia NY,11749.

Items 3, Item 4 and Item 5 of the Schedule 13D are hereby amended as follows:

Item 3.	Source And Amount Of Funds Or Other Consideration.

The total amount of funds used to purchase the Securities was $720,000 and was furnished from the working capital of Galileo.

Item 4.	Purpose Of The Transaction.

On February 10, 2010 the Reporting Person received 500,000 Shares pursuant to a consulting arrangement with the Issuer.

On March 4, 2010 the Reporting Person received 95,000 Shares pursuant to a consulting arrangement with an affiliate.

On March 11, 2010 the Reporting Person purchased 200 shares of Series A Preferred and a three – year warrant to purchase 200,000 Shares at an exercise price of $1.05 per share (the Warrants”) (1) for the purchase price of $90,000.

On April 8, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants (1) for the purchase price of $90,000.

On April 23, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants (1) for the purchase price of $90,000.

On May 13, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants (1) for the purchase price of $90,000.

(1) The Issuer granted the Warrants in May 2010 retroactive to the purchase dates of the Series A Preferred Stock.

On June 17, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants for the purchase price of $90,000.

On July 22, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants for the purchase price of $90,000.

On July 22, 2010 the Reporting Person received 105,000 Shares pursuant to a consulting arrangement with a non affiliate of the Issuer.

Through the period June 21, 2010 through August 19, 2010 the Reporting Person purchased 10,000 Shares in the open market and sold 210,000 Shares in the open market for the sale and purchase prices as set forth on Exhibit 1.

On August 17, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants for the purchase price of $90,000.

On September 3, 2010 the Reporting Person purchased an additional 200 shares of Series A Preferred and additional Warrants for the purchase price of $90,000.

On September 16, 2010 the Reporting Person received 2,600,000 Shares pursuant to a consulting agreement.

Item 5.	Interest In Securities Of The Issuer.

Galileo is the owners of an aggregate of 6,300,000 Shares (on an as diluted basis), representing approximately 20% of the outstanding Shares (based upon 36,442,236 Shares outstanding as of June 30, 2010, as reported on the latest 10-Q filed by the Issuer and the Warrants referenced herein ).

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Not applicable

Item 7.	Material To Be Filed As Exhibits.

Exhibit 1: Schedule of Sales and Purchases of Shares in the open market.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: September 24, 2010	Galileo Partners, LLC

By: /s/ Steve Antebi
Steve Antebi, Managing Member

EXHIBIT INDEX

Exhibit 1	Schedule of Sales and Purchases of Shares in the open market.